March 29, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Deborah O’Neal-Johnson

Re:	Portman Ridge Finance Corporation; N-14 8C, File No. 333-252442

Dear Ms. O’Neal-Johnson:

On behalf of Portman Ridge Finance Corporation (“PTMN”), we are providing the following responses to comments received by telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 24, 2021, relating to PTMN’s Registration Statement on Form N-14 filed with the Commission on January 27, 2021 (the “Registration Statement”). Please note that all page numbers in our responses are references to the page numbers of the Registration Statement.  All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.	Please include a proxy card in the next filing for review by the Staff.

PTMN has included a form of HCAP’s proxy card in Pre-Effective Amendment No. 1 to the Registration Statement, filed with the Commission on the date of this letter (the “Amendment”).

2.
For the question, “How do HCAP Stockholders select the type of Merger Consideration that such stockholder prefers to receive?” on page 5 of the Registration Statement, please bold the following sentence in the response: “HCAP Stockholders who wish to elect to receive cash for any or all shares of HCAP Common Stock held by such holder may indicate so on the Form of Election.”

PTMN has bolded the sentence in the Amendment in accordance with the Staff’s comment.

3.
Please briefly state several examples of the “different rights” HCAP Stockholders will have in respect of the combined company as a result of the Mergers, as discussed in a bullet on page 16 of the Registration Statement, as follows: “The shares of PTMN Common Stock to be received by HCAP Stockholders as a result of the Mergers will have different rights associated with them than shares of HCAP Common Stock currently held by them.”

The following sentences have been added to the bullet on page 16 of the Registration Statement in accordance with the Staff’s comment: For example, stockholder voting thresholds required for (i) charter amendments, (ii) bylaw amendments and (iii) removal of directors are different. See the section captioned “Comparison of PTMN and HCAP Stockholder Rights” below for a more detailed discussion of these and other differences.

_______________________

Please call me (202-636-5592) or Rajib Chanda (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ STEVEN GRIGORIOU

cc: Rajib Chanda, Simpson Thacher & Bartlett LLP
Jonathan L. Corsico, Simpson Thacher & Bartlett LLP
Christopher P. Healey, Simpson Thacher & Bartlett LLP
Thomas J. Friedmann, Dechert LLP
Harry S. Pangas, Dechert LLP
Bernardo L. Piereck, Dechert LLP